Exhibit 19.1

Adopted January 20, 2010

WILLAMETTE VALLEY VINEYARDS, INC.

CORPORATE POLICY REGARDING CONFIDENTIAL INFORMATION

AND INSIDER TRADING

Willamette Valley Vineyards, Inc. (the “Company”) has a responsibility to protect confidential information and to abide by laws governing the use of material, non-public information as it relates to trading in the Company’s securities. In order that each director, officer and employee may be aware of his or her responsibilities, the Board of Directors has adopted this policy statement.

INSIDE INFORMATION

This policy addresses the use of material information concerning the Company, including its:

•	Operations;
•	Financial condition;
•	Financial performance;
•	Sales, earnings and similar financial information;
•	Significant contracts;
•	Strategic plans;
•	Expectations for the future; and
•	Corporate developments

which may have a significant impact upon the future welfare of the Company.

Any of this information that has not been formally released to the public through procedures established by the Company is referred to as Inside Information. Public dissemination of information about the Company shall be made only by authorized persons and in accordance with the Company’s established policies and procedures.

PERSONS COVERED BY POLICY

•	This policy applies to all directors, officers and employees of the Company. Each director, officer and employee must adhere to this policy. Failure to comply with this policy may be grounds for immediate dismissal.
•	Any person, who enjoys a contractual relationship with the Company that may place that person in a position to gain knowledge of Inside Information, will be required to observe this policy.
•	Except as specifically permitted under this policy, each director, officer and employee of the Company, and each person having a business relationship with the Company, has a duty to treat as confidential all Inside Information about the Company and confidential information regarding others with whom the Company does business, which such person learned in the course of his or her duties.

Adopted January 20, 2010

•	Any other person who is rendering services to the Company in any capacity pursuant to which such person has access to material Inside Information, shall be advised by the Company contact person of the confidential nature of the information and the attendant duty to protect that confidentiality.
•	No one shall discuss any Inside Information about the Company with anyone other than persons with whom he or she is expected to deal in the performance of his or her services for the Company, unless and until the Company has made a public announcement, issued a publication or filed a public document which includes the information or describes the development. Even then, the information may be proprietary and discussion should be limited to the information which has been made public.

RESTRICTION ON TRADING SECURITIES

Any person who trades in the Company’s securities on the basis of, or while in possession of, material Inside Information may be subject to significant civil or criminal liability. Further, such misconduct by individuals could subject the Company to liability or have other significant repercussions on the Company. Buying or selling Company stock, or transactions in other securities of the Company including listed options, warrants or other rights to purchase or sell such securities, are restricted as follows:

•	No one shall buy or sell securities at any time during which the person has possession of material Inside Information that has not been made public through appropriate disclosures. Inside Information shall be deemed material if a reasonably prudent investor would consider the information important in making an investment decision. If you are unsure whether the information you possess is material Inside Information, contact the Chief Executive Officer or Chief Financial Officer at the corporate offices at (503) 588-9463.
•	The trading window for “reporting persons” (defined below) begins on the second day following the Company’s earnings release and closes thirty (30) calendar days prior to the subsequent earnings release.

The restrictions set forth herein are not applicable with respect to transactions by such persons with the Company, including the exercise of any stock options. Further, exceptions to these blanket restrictions may be granted in writing under appropriate circumstances by the Company after consultation with the Company’s securities counsel.

OPTIONAL PRE-CLEARANCE PROCEDURE FOR “REPORTING PERSONS”

“Reporting persons” consist of (a) all directors of the Company, (b) all officers (as defined in Rule 16a-1 under the Securities Exchange Act of 1934, as amended) of the Company, (c) any shareholder who owns beneficially more than 10% of the Company’s stock, and (d) any immediate family member of the persons described in (a) through (c) of this sentence. The Company encourages, but does not require, reporting persons to follow the following pre-clearance procedures:

•	A reporting person considering engaging in a transaction involving the Company’s securities may contact the Company’s outside counsel, Davis Wright Tremaine LLP, to request a determination as to whether the Company’s trading window is open or closed.

Adopted January 20, 2010

•	Any such request should be submitted to Jesse Lyon or Jacob Heth, whose contact information is as follows:
o	Jesse D. Lyon, Davis Wright Tremaine LLP: (503) 241-2300 (Main), (503) 778-5268 (Direct), E-mail: jesselyon@dwt.com.

o	Jacob A. Heth, Davis Wright Tremaine LLP: (503) 241-2300 (Main), (503) 778-5396 (Direct), E-mail: jacobheth@dwt.com.

•	In addition to making sure all trades are made within the Company’s trading window, as outlined above, each reporting person is reminded of their obligation to file a Form 4 with the SEC within two (2) business days following the date of most transactions involving the Company’s securities. In certain situations, it may be necessary to file a Form 3 or Form 5 with the SEC. Reporting persons will need to consult with their individual advisors with respect to required filings.

Any questions regarding this policy should be directed to the Company’s Chief Executive Officer or Chief Financial Officer at (503) 588-9463.

BY ORDER OF THE BOARD OF DIRECTORS